Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Linn Energy, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-1 (No. 333-217550) and Form S‑8 (No. 333-216341) of Linn Energy, Inc. of our report dated February 27, 2018 with respect to the consolidated balance sheets of Linn Energy, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, equity, and cash flows for the ten months ended December 31, 2017 (Successor), the two months ended February 28, 2017 and for the years ended December 31, 2016 and 2015 (Predecessor), and the related notes, which report appears in the December 31, 2017 annual report on Form 10‑K of Linn Energy, Inc.
Our report on the consolidated financial statements refers to a change in the basis of presentation for Linn Energy, Inc.’s emergence from bankruptcy.
/s/ KPMG LLP
Houston, Texas
February 27, 2018